[Jones Day Letterhead]

August 5, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Verint Systems Inc. (File No. 001-34807) Preliminary Proxy Statement

Ladies and Gentlemen:

Attached for filing is the preliminary proxy statement of Verint Systems Inc. related to a special meeting of stockholders, to be held on October 5, 2010.

We presently intend to release definitive proxy materials to stockholders on or about September 3, 2010. If you have any questions regarding this filing, please contact me at (212) 326-3452.

Very truly yours,

/s/ Randi C. Lesnick

Randi C. Lesnick